Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company, CLP&C and other investors (each as a limited partner) intend to enter into the Partnership Agreement with Guangzhou Jinyang (as the general partner) and Guangzhou Xinrong (as the special limited partner) for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be no more than RMB7,001,400,000, of which no more than RMB4,000,000,000 shall be contributed by the Company. China Life Jinshi will serve as the manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.73% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLP&C and China Life Jinshi is a connected person of the Company. Guangzhou Jinyang is a wholly-owned subsidiary of China Life Jinshi, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Jinshi, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Given that the aggregated amount of transactions between the Company on the one part and CLIC and its subsidiaries on the other part for the past 12 consecutive months is more than RMB30 million and represents more than 5% of the latest audited net asset of the Company, the Transaction is subject to the consideration and approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules. As such, the Company will enter into the Partnership Agreement with the relevant parties after having obtained the approval for the Transaction from its shareholders at the general meeting.

BACKGROUND

The Board announces that the Company, CLP&C and other investors (each as a limited partner) intend to enter into the Partnership Agreement with Guangzhou Jinyang (as the general partner) and Guangzhou Xinrong (as the special limited partner) for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be no more than RMB7,001,400,000, of which no more than RMB4,000,000,000 shall be contributed by the Company. China Life Jinshi will serve as the manager of the Partnership.

Given that the aggregated amount of transactions between the Company on the one part and CLIC and its subsidiaries on the other part for the past 12 consecutive months is more than RMB30 million and represents more than 5% of the latest audited net asset of the Company, the Transaction is subject to the consideration and approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules. As such, the Company will enter into the Partnership Agreement with the relevant parties after having obtained the approval for the Transaction from its shareholders at the general meeting.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General partner and managing partner: Guangzhou Jinyang

•	Special limited partner: Guangzhou Xinrong

•	Limited partners: the Company, CLP&C and other investors

As at the date of this announcement, other investors have yet to be identified but are expected to be third parties independent of the Company and its connected persons. The Company will make further announcement(s) in due course if any of such investors turns out to be a connected person of the Company.

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be no more than RMB7,001,400,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution

Guangzhou Jinyang	General partner	No more than RMB70,000,000 and no less than 1% of the total capital contribution by all partners (other than the capital contribution by the special limited partner)

Guangzhou Xinrong	Special limited partner	No more than RMB1,400,000 and no less than 0.02% of the total capital contribution by all partners (other than the capital contribution by the special limited partner)

The Company	Limited partner	No more than RMB4,000,000,000 and no more than 60% of the total capital contribution by all partners (other than the capital contribution by the special limited partner)

CLP&C	Limited partner	No more than RMB800,000,000

Other investors	Limited partner	No less than 30% of the total capital contribution by all partners (other than the capital contribution by the special limited partner)

Total		No more than RMB7,001,400,000

All partners shall make their capital contributions by instalment according to the requirements specified in the demand note issued by the general partner for payment of the capital contribution. In respect of each instalment of the capital contribution, the partners shall make payment within 15 business days from the date on which the demand note for payment of the capital contribution is served. The initial payment of each of the partners shall, in principle, not be higher than 20% of its total capital contribution.

The above capital contribution to be made by the Company was determined by the Company based on its assets allocation requirement, and will be funded by its internal resources.

Term of the Partnership

The investment period of the Partnership shall be four years from the date of completion of initial payment by all partners, and the exit period of the Partnership shall be three years from the expiry date of the investment period. If the Partnership has not completed its exit from investment projects before the expiry of the exit period, the term of the Partnership may be extended for one year (the “Extension Period”), subject to the approval of the investment advisory committee.

Management of the Partnership

Guangzhou Jinyang, the general partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. China Life Jinshi will serve as the manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to the manager in relation to such services each year, which shall be shared by all the limited partners (other than the special limited partner) in proportion to their respective capital contributions. During the investment period of the Partnership, the annual management fee charged by the manager of the Partnership shall be 1% of the capital contribution of the limited partners. During the exit period of the Partnership, the annual management fee charged by the manager of the Partnership shall be 0.5% of the remaining investment amount of the limited partners in the Partnership. No management fee shall be charged for the services provided during the Extension Period of the Partnership.

The Partnership shall establish an investment advisory committee comprising members to be appointed by the limited partners. The main duties and responsibilities of the investment advisory committee include: (a) dealing with any matters involving conflicts of interest and related party transactions, (b) considering any decisions with respect to the distribution of non-cash assets, (c) considering any matters in relation to the debt financing and provision of guarantee by the Partnership, (d) granting an exemption to the Partnership from complying with investment restrictions to the extent permitted by applicable laws and regulations, (e) considering any single project with an investment amount of over RMB1,000,000,000, (f) discussing any matters concerning the application of investment income from the disposal of investment projects for revolving investment purpose during the remaining period of the investment period of less than one year, and (g) discussing whether the Partnership enters the Extension Period.

The Partnership shall establish an investment decision committee comprising members to be appointed by China Life Jinshi. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Partnership and its exit from investment projects.

Investment Scope and Restrictions

The Partnership will primarily invest in equity assets in the inclusive financing sector in China with satisfactory cash flow return on investment. Such equity assets mainly include securitization or quasi-securitization equity assets issued in the open markets (such as inter-bank market or securities exchange), and the underlying assets of which are SME financing and retail loans. The counterparties involved in transactions are banks and other institutions (including internet financial enterprises, asset management companies and premium state-owned enterprises, etc.).

The amount of investment by the Partnership in the assets issued by banks shall be no less than 80% of the total capital contribution by all partners of the Partnership, whereas the amount of investment by the Partnership in the assets issued by each type of other institutions shall be no more than 10% of the total capital contribution by all partners of the Partnership.

In respect of the Partnership’s investments in the assets issued by banks, the amount of its investment in any single project of state-owned commercial banks shall not exceed 50% of the amount of its investment in the assets issued by all banks, and the cumulative amount of its investment in the assets issued by any single state-owned commercial bank shall not exceed 50% of the total capital contribution by all partners of the Partnership; the amount of its investment in any single project of banks other than state-owned commercial banks shall not exceed 50% of the amount of its investment in the assets issued by all banks, and the cumulative amount of its investment in the assets issued by any single such bank shall not exceed 40% of the total capital contribution by all partners of the Partnership.

Unless approved by the investment advisory committee in writing, the cumulative amount of investment by the Partnership in any single project shall not exceed RMB1,000,000,000.

Profit Distribution

The distributable profits of the Partnership shall be distributed in the following order:

(a)

the profits shall be distributed to all the limited partners, until each of them has obtained the profits calculated at an annual rate of 6% in respect of its paid-in capital contribution (the “Holding Period Return”);

(b)	the balance (if any) shall be distributed to all the limited partners, until each of them has recovered its paid-in capital contribution;

(c)	the balance (if any) shall be distributed to the general partner, until the general partner has recovered its paid-in capital contribution;

(d)

the balance (if any) shall be distributed to all the limited partners, until each of them has obtained the profits calculated at an internal rate of return of 8% in respect of its paid-in capital contribution (the “Performance Benchmark Return”). For the avoidance of doubt, the Holding Period Return distributed to the limited partners under item (a) above shall be included in the Performance Benchmark Return distributed to them under this item (d);

(e)

the balance (if any) shall be distributed to the general partner, until the general partner has obtained the profits calculated at an internal rate of return of 8% in respect of its paid-in capital contribution;

(f)

90% of the balance (if any) shall be distributed to all the limited partners in proportion to their respective paid-in capital contributions, until each of them has obtained (on a cumulative basis) the profits calculated at an internal rate of return of 10% in respect of its paid-in capital contribution, and the remaining 10% of the balance (if any) shall be distributed to the general partner. For the avoidance of doubt, the Holding Period Return and the Performance Benchmark Return distributed to the limited partners under items (a) and (d) above shall be included in the amount of profits distributed to them under this item (f). During the investment period of the Partnership, no distribution under this item (f) will be made; and

(g)

20% of the balance (if any) shall be distributed to the general partner, and 80% of the balance (if any) shall be distributed to all the limited partners in proportion to their respective paid-in capital contributions. During the investment period of the Partnership, no distribution under this item (g) will be made.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the limited partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the general partner shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will primarily invest in equity assets in the inclusive financing sector. Such assets offer relatively stable investment income with a higher rate of return than that of fixed income assets, have the characteristics of small scale and diversified portfolio, and the overall risks are controllable. Investment in such assets meets the requirements of insurance funds for investment allocation, and is also in line with the strategic direction of China. In addition, the banking industry has increased its efforts in the development of inclusive financing, which will provide the Partnership with more investment targets, and give full play to the competitive advantages of insurance funds in long-term investments.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial term, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Bai Tao and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include:

(a)

macro risk: while the investment by the Partnership in asset-backed securities can spread investment risk at the micro level by reducing the correlation between underlying assets, the Partnership will remain subject to the risks arising from market fluctuations at the macro-economic and meso-industrial levels; and

(b)

profit risk: with the gradual maturity of the market and the deepening of understanding of investors with respect to the investment in the inclusive financing sector, the number of market competitors has been increasing, and the opportunities to gain excess returns from the investment of such assets may be further narrowed.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.73% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLP&C and China Life Jinshi is a connected person of the Company. Guangzhou Jinyang is a wholly-owned subsidiary of China Life Jinshi, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Jinshi, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance business, including life insurance, health insurance and accident insurance business, reinsurance relating to the above insurance business, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offer insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLP&C is a non-wholly owned subsidiary of CLIC, with a registered capital of RMB18,800 million. Its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, reinsurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

China Life Jinshi is an indirect wholly-owned subsidiary of CLIC, with a registered capital of RMB200 million. It focuses on businesses in the special opportunity and inclusive financing sector. With the strict adherence to the strategic layout of the national development, China Life Jinshi pays close attention to special opportunity investments arising from special incidents (such as investments in connection with the restructuring due to financial distress, cyclical opportunity and liquidity opportunity), as well as inclusive financial asset investments that have a high degree of diversification and great flexibility in pricing and can bring satisfactory risk-adjusted investment income. It makes use of diversified investment tools to meet investors’ income needs and risk preferences. China Life Jinshi obtained the qualification of private equity fund manager from the Asset Management Association of China in April 2018, and received the Notice for the Registration of Insurance Private Equity Funds in January 2020, thus qualifying as an insurance private equity fund manager. The scope of business of China Life Jinshi includes: asset management (exclusive of projects subject to approval), investment consulting services, corporate investment with its own funds, investment management services, equity investment, and equity investment management. China Life Jinshi is a platform for professional investment management of funds within CLIC for the special opportunity and inclusive financing sector.

Guangzhou Jinyang is a wholly-owned subsidiary of China Life Jinshi, with a registered capital of RMB10 million. Its scope of business includes: investment activities with its owned funds, venture capital (limited to investments in unlisted enterprises), corporate management and consultation, socio-economic consulting services and information consulting services (exclusive of information consulting services subject to approval).

Guangzhou Xinrong is in the process of applying for registration with the department in charge of industrial and commercial administration, and after its establishment, it will be a follow-up investment platform for employees of China Life Jinshi. The general partner of Guangzhou Xinrong will be Guangzhou Jinyang and its limited partners will be employees of China Life Jinshi.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Jinshi”	國壽金石資產管理有限公司 (China Life Jinshi Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Guangzhou Jinyang”	廣州金揚產業投資有限公司 (Guangzhou Jinyang Industrial Investment Co., Ltd.), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Jinshi

“Guangzhou Xinrong”	廣州鑫榮產業投資合夥企業（有限合夥） (Guangzhou Xinrong Industrial Investment Partnership (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Partnership”	廣州鑫成二期產業投資基金合夥企業（有限合夥） (Guangzhou Xincheng Phase II Industrial Investment Fund Partnership (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into by the Company, CLP&C and other investors (each as a limited partner) with Guangzhou Jinyang (as the general partner) and Guangzhou Xinrong (as the special limited partner)

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 2 August 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei

Non-executive Director:	Wang Junhui

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie